Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

For Information:
SBC Communications Inc.	AT&T Corp.	Covad
Steve Lee	Joyce Van Duzer	Kathleen Greene
210-351-2105	908-234-6846	408-952-7454
steve.lee@sbc.com	jvanduzer@att.com	kgreene@covad.com

SBC, AT&T Reach Services Agreements With Covad

Covad will extend broadband access to merged companies, to enable expansion of VoIP services out-of-region, promote vigorous competition in telecommunications industry

San Antonio, May 5, 2005 – SBC Communications Inc. (NYSE: SBC) and AT&T Corp. (NYSE: T) together have reached a services agreement under which Covad Communications Group Inc. (OTCBB: COVD) would extend broadband access to the merged companies, which would help the combined entity expand Internet protocol (IP) services, including voice-over-Internet-protocol (VoIP), out-of-region to consumers and businesses. The deal, effective upon completion of the SBC and AT&T merger, demonstrates the parties’ commitment to promoting vigorous competition in the telecommunications industry among product and service providers.

“Consumers will continue to benefit from competition in the provision of telecommunications services, making them the real winners here,” said Mark Keiffer, senior vice president-business marketing for SBC. “And agreements such as these will be especially important in enabling SBC, post-merger, to become a more effective out-of-region competitor.  We look forward to working with Covad not only in offering services to consumers and businesses outside of our territory, but in building on the excellent relationship that exists between AT&T and Covad today to work to bring additional services to the market, post-merger.”

AT&T entered into a long-term commercial agreement with Covad on Jan. 1, 2002, buying high-speed Internet access services for resale.  SBC entered into an agreement for similar services with Covad on Nov. 12, 2001. This new commercial agreement, along with the current contracts, would continue past the completion of the SBC-AT&T merger.

SBC and Covad also signed a separate commercial agreement that covers the provision of line-sharing over copper and remote-terminal facilities in SBC’s territory for a four-year period. Line-sharing allows communications providers like Covad to deploy high-speed DSL broadband on the same line customers use for their voice phone services.

“These agreements are very important to Covad as they ensure that we will continue to be a strong competitor and supplier to AT&T and SBC now and after their merger,” said Charles Hoffman, president and chief executive officer of Covad. “It allows the provision of a robust suite of voice and data services over Covad’s extensive network of collocated facilities. In particular, we look forward to supporting the combined company’s out-of-region competitive efforts.  We are pleased about the opportunity to continue working with SBC and AT&T, and to be a key supplier for the combined entity.”

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SBC-AT&T, Covad agreement/Add one

Covad, based in San Jose, Calif., is a leading nationwide provider of broadband voice and data communications for small and medium businesses, and a key supplier of high-speed Internet access for competitive voice and Internet services providers. Founded in 1996, Covad owns and operates the only nationwide DSL broadband network in the United States.

“Covad has been a valuable supplier,” said Regina Egea, AT&T vice president of global access strategy and bandwidth product management. “We’re very pleased that we will continue to utilize the competitively priced and high-quality services and capabilities of Covad once our merger with SBC is completed and the combined company competes to deliver IP, including VoIP, services around the nation.”

Other specific terms of the agreements are not disclosed. Completion of the SBC-AT&T merger is expected by the end of this year or early 2006, following all regulatory and governmental approvals.

SBC Communications Inc. is a Fortune 50 company whose subsidiaries, operating under the SBC brand, provide a full range of voice, data, networking, e-business, directory publishing and advertising, and related services to businesses, consumers and other telecommunications providers. SBC holds a 60 percent ownership interest in Cingular Wireless, which serves 50.4 million wireless customers. SBC companies provide high-speed DSL Internet access lines to more American consumers than any other provider and are among the nation’s leading providers of Internet services. SBC companies also offer satellite TV service. Additional information about SBC and SBC products and services is available at www.sbc.com.

For more than 125 years, AT&T (NYSE “T”) has been known for unparalleled quality and reliability in communications.  Backed by the research and development capabilities of AT&T Labs, the company is a global leader in local, long distance, Internet and transaction-based voice and data services.

Covad Communications is a leading nationwide provider of broadband voice and data communications. The company offers DSL, Voice Over IP, T1, Web hosting, managed security, IP and dial-up, and bundled voice and data services directly through Covad’s network and through Internet Service Providers, value-added resellers, telecommunications carriers and affinity groups to small and medium-sized businesses and home users. Covad broadband services are currently available across the nation in 44 states and 235 Metropolitan Statistical Areas (MSAs) and can be purchased by more than 57 million homes and businesses, which represent over 50 percent of all US homes and businesses. Corporate headquarters is located at 110 Rio Robles San Jose, CA 95134. Telephone: 1-888-GO-COVAD. Web Site: www.covad.com.

About the Proposed SBC/AT&T Merger:

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205.  Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

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SBC-AT&T, Covad agreement/Add two

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

For SBC-AT&T

Cautionary Language Concerning Forward-Looking Statements:

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act.  Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business combination transaction involving AT&T and SBC, including future financial and operating results and the plans, objectives, expectations and intentions of the combined.  Such statements are based upon the current beliefs and expectations of the managements of AT&T and SBC and are subject to significant risks and uncertainties (many of which are difficult to predict and are generally beyond the control of AT&T and SBC) that may cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s and AT&T’s filings with SEC, which are available at the SEC’s Web site http://www.sec.gov.  Other than as required by applicable law, AT&T and SBC disclaim any obligation to update and revise statements contained in this news release based on new information or otherwise.

For Covad

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

The foregoing contains “forward-looking statements” which are based on current information and beliefs as well as on a number of assumptions concerning future events made by management. Examples of forward-looking statements include the expected benefits of the agreements described in this news release. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside of the control of Covad, that could cause actual results to differ materially from such statements. These risk factors include the difficulty of rapidly expanding and deploying new services, the impact of competition, pricing pressures, consolidation in the telecommunications industry, and uncertainty in telecommunications regulations and changes in technologies, among other risks. For a more detailed description of the risk factors that could cause such a difference, please see Covad’s 10-K, 10-K/A, 10-Q, 8-K and other filings with the Securities and Exchange Commission. Covad disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of Covad.

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